1015 A Street
Tacoma, WA 98402
800-610-8920
TrueBlue.com
NYSE Symbol: TBI

July 25, 2014

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Mail Stop 4561
Washington, D.C. 20549

Re:    TrueBlue, Inc.
Form 10-K for Fiscal Year Ended December 27, 2013
Filed February 20, 2014
Form 10-Q for Quarterly Period Ended March 28, 2014
Filed April 28, 2014
File No. 1-14543

Dear Mr. Spirgel:

This letter is in response to your comments communicated to us in a letter dated July 17, 2014. Your comments (in bold), along with our responses, are set forth below:

Form 10-Q for Quarterly Period Ended March 28, 2014

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

Results of Operations Future Outlook, page 21

1.
We note your disclosure here and elsewhere cautioning investors that your ability to pass on increased costs attributable to higher health care costs due to the implementation of the Affordable Care Act might not be effective. In your future filings, please describe in greater detail how significant an impact the Affordable Care Act will have on your health care costs. We note that you currently provide health care coverage to your employees so it is not clear how the Act will contribute to higher costs in 2015 and beyond.

We are in the business of providing blue-collar temporary staffing services. Our business entails employing individuals on a temporary basis and assigning them to a customer’s job site for a short term job. The wage rates we pay to temporary workers are based on many factors, including applicable minimum wage requirements and government mandated payroll-related costs and expenses. Commencing in 2015, those government mandated payroll related costs will include health care benefits required by the Patient Protection and Affordable Care Act and

the Health Care and Education Reconciliation Act of 2010 (collectively, the “ACA”). We do not currently offer health care benefits to the majority of our temporary workers. In order to comply with the ACA, we intend to begin offering health care coverage in 2015 to all temporary employees eligible for coverage under the ACA. We intend to increase our customer bill rates for any cost increases related to our temporary workers, however there is no assurance that we will be able to do so.

We currently offer health care benefits to our permanent employees and do not expect the ACA to have a significant impact to those costs.

In response to your comment, in our next Form 10-Q filing for the quarter ended June 27, 2014, and in future filings as appropriate, we will revise and expand our discussion of the impact of the ACA in Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Results of Operations Future Outlook, consistent with the following:

“Commencing in 2015, we will be required by the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010 (collectively, the “ACA”) to offer health care benefits to our temporary workers. While we currently offer health care benefits to our permanent employees, we do not currently offer health care benefits to the majority of our temporary workers. In order to comply with the ACA, we intend to begin offering health care coverage in 2015 to all temporary employees eligible for coverage under the ACA. We intend to increase our customer bill rates for the cost increases related to offering this healthcare coverage to our temporary workers. Our best estimate of this increased cost is approximately 0.4% to 0.8% of revenue. This estimate is based upon various assumptions regarding our temporary workers and their participation rates and related factors which may change. As the regulatory implementation requirements continue to be modified and clarified, any such modifications and clarifications may impact the estimated cost to us. We will continue to evaluate the requirements of the ACA and the costs related to implementing the ACA. Although we intend to pass on to our customers any cost increases related to our temporary workers, there is no assurance that we will be fully successful in doing so.”

In connection with our response, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me or Norman Frey at (253) 680-8589 with any questions or further comments you may have regarding this letter.

Sincerely,

/S/ Derrek L. Gafford
Derrek L. Gafford
Chief Financial Officer and Executive Vice President

cc:    Steven C. Cooper, Chief Executive Officer
Norman H. Frey, Chief Accounting Officer